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Exhibit 99.1

DragonWave Reports Second Quarter Fiscal Year 2017 Results

        OTTAWA, CANADA — October 12, 2016 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the second quarter of fiscal year 2017. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the second quarter of fiscal year 2017 was $13.2 million, compared with $12.5 million in the first quarter of fiscal year 2017. Revenue excluding the Nokia channel grew by 30% compared to the first quarter of fiscal year 2017. Revenue from the Nokia channel decreased to 24% of total revenue, versus 38% in the first quarter of fiscal year 2017.

        Gross profit before inventory provisions was 31.9% in the second quarter of fiscal year 2017, compared to 31.0% in the first quarter of fiscal year 2017. There was a $0.4 million inventory provision taken in the second quarter of fiscal year 2017, while there were no inventory provisions taken in the first quarter of fiscal year 2017.

        See "Non-GAAP Financial Measures" below for the most directly comparable measure to gross profit before inventory provisions when calculated in accordance with GAAP and presented in DragonWave's financial statements.

        Operating expenses were reduced by $0.4 million from $7.3 million in the first quarter of fiscal year 2017 to $6.9 million in the second quarter of the current fiscal year.

        Net loss attributable to shareholders in the second quarter of fiscal year 2017 was ($3.9) million or ($0.96) per basic and diluted share. This compares to a net loss attributable to shareholders of ($4.1) million or ($1.23) per basic and diluted share in the first quarter of fiscal year 2017.

        "We are pleased with the growth in our direct revenue in the quarter and the progress that we have seen on our renewal and restructuring approach. We expect to continue this progress in coming quarters" said DragonWave President & CEO, Peter Allen. "We remain focused on revenue and margin growth opportunities presented by our new feature rich products while maintaining strong cost control."

        Cash and cash equivalents totaled $7.5 million at the end of the second quarter of fiscal year 2017, compared to $4.0 million at the end of the first quarter of fiscal year 2017.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on October 13, 2016.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm.

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:
        Toll-free North America Dial-in: (877) 312-9202
        International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Non-GAAP Financial Measures

        This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated financial statements for the three and six months ended August 31, 2016 to "Gross profit before inventory provisions" is "Gross profit".

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's forward opportunities and the potential benefits of, and demand for: DragonWave's products; DragonWave's strategy and ability to execute on that strategy; and the outcome of DragonWave's restructuring efforts. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry, and our ongoing efforts to manage our cash flows.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated October 12, 2016 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408-778-2024

 CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at August 31, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	7,471	4,277
Trade receivables	13,879	18,986
Inventory	22,701	22,702
Other current assets	2,393	2,777

	46,444	48,742
Long Term Assets
Property and equipment	3,092	3,702
Intangible assets	495	623

	3,587	4,325
Total Assets	50,031	53,067

Liabilities
Current Liabilities
Debt facility	17,030	22,152
Accounts payable and accrued liabilities	25,343	23,832
Deferred revenue	779	1,944
Deferred tax liability	281	294
Warrant liability	1,057	117

	44,490	48,339
Long Term Liabilities
Deferred revenue	459	498
Warrant liability	3,420	3

	3,879	501
Commitments and contingencies
Shareholders' equity (deficiency)
Capital stock	225,943	221,128
Contributed surplus	9,593	9,235
Deficit	(226,263)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' equity (deficiency)	(345)	2,520
Non-controlling interests	2,007	1,707

Total Equity	1,662	4,227
Total Liabilities and Equity	50,031	53,067

Shares issued & outstanding	5,486,776	3,020,069

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
REVENUE
Hardware and other	9,530	22,613	18,152	46,177
Services	3,700	4,304	7,623	7,080

	13,230	26,917	25,775	53,257

COST OF SALES
Hardware and other	7,085	19,458	13,804	38,208
Services	1,923	2,744	3,857	4,490
Inventory provision	365	730	365	1,025

	9,373	22,932	18,026	43,723

Gross profit	3,857	3,985	7,749	9,534

EXPENSES
Research and development	2,027	3,875	4,136	8,108
Selling and marketing	1,774	3,052	3,795	6,296
General and administrative	3,120	3,603	6,251	7,089

	6,921	10,530	14,182	21,493

Loss before other items	(3,064)	(6,545)	(6,433)	(11,959)
Goodwill impairment	—	(11,927)	—	(11,927)
Amortization of intangible assets	(94)	(149)	(184)	(332)
Accretion expense	(33)	(61)	(68)	(132)
Interest expense	(354)	(560)	(736)	(1,091)
Warrant issuance expenses	(469)	—	(561)	—
Fair value adjustment — warrant liability	602	373	846	895
Foreign exchange loss	(68)	(214)	(220)	(294)

Loss before income taxes	(3,480)	(19,083)	(7,356)	(24,840)
Income tax expense	220	1,620	382	1,687

Net loss and comprehensive loss	(3,700)	(20,703)	(7,738)	(26,527)
Net income attributable to non-controlling interest	(238)	(269)	(300)	(399)

Net loss and comprehensive loss attributable to shareholders	(3,938)	(20,972)	(8,038)	(26,926)
Net loss and comprehensive loss per share
Basic and diluted	(0.96)	(6.96)	(2.16)	(8.94)
Weighted average shares outstanding
Basic and diluted	4,085,920	3,014,892	3,716,149	3,013,417

QuickLinks

  Exhibit 99.1
DragonWave Reports Second Quarter Fiscal Year 2017 Results
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS